

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 7, 2016

<u>Via E-mail</u>
Mr. Marc Fogassa
Chief Executive Officer
1443 East Washington Boulevard, Suite 278
Pasadena, CA 91104

      Re: **Brazil Minerals, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed April 14, 2016
                File No. 000-55191

Dear Mr. Fogassa:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ John Reynolds

                         John Reynolds
                         Assistant Director
                         Offices of Beverages, Apparel and Mining